RICHARD FEINER
Attorney at Law
381 Park Avenue South, Suite 1601
New York, New York 10016
Tel. No. 212-779-8600
Telecopy Number - (212) 779-8858
e-mail: Rfeiner@Silverfirm.com

June 27, 2005

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002

Re:          Capital Gold Corporation
Registration Statement on Form SB-2, SEC File No. 333-123216
Form 10-KSB for the year ended July 31, 2004, SEC File No. 0-13078
Form 10-QSB for the quarter ended October 31, 2004, SEC File No. 0-13078

Dear Mr. Schwall:

I am counsel to Capital Gold Corporation (the “Company”). Today, the Company filed with the Commission Amendment No. 1 to its Registration Statement on Form SB-2 (“SB-2/A”). It also filed amendments no. 1 to its Annual Report on Form 10-KSB for the year ended July 31, 2004, its Quarterly report on Form 10-QSB for the quarter ended January 31, 2005 and its Quarterly report on Form 10-QSB for the quarter ended October 31, 2004.

The Company hereby responds to all of the comments contained in your June 15, 2005 comment letter. Response numbers correspond to the comment numbers in your letter. The Company also will provide the Staff with courtesy copies of the SB-2/A, marked to show the changes in disclosure made in response to your comment letter.

Form SB-2

Engineering Comments

General

1. The requested disclosure has been added. (Pages 2 and 29 of the SB-2/A marked copy.)

Securities and Exchange Commission
June 27, 2005

Page - 2

Risk Factors

2. The Company has retained, David Loder, P.E. as the General Manager of the project. The Company believes that Mr. Loder is an experienced mine operator. Mr. Loder is included in the registration statement under the subcaption “Key Personnel.” (Page __ of the SB-2/A marked copy.) Accordingly, the first suggested risk in comment no. 2 has not been added.

3. The Company has added additional risk factors addressing the matters raised in comment no. 3. (Page 6 of the SB-2/A marked copy.) Please note that the Company believes that it has obtained an adequate source of water.

4. The Company has added an additional risk factor addressing the matters raised in comment no. 4. (Page 6 of the SB-2/A marked copy.)

Our Business

5. The table suggested by the staff has been added. (Pages 29-30 of the SB-2/A marked copy.)

6. The requested disclosure has been added. (Pages 2 and 29 of the SB-2/A marked copy.)

7. The requested disclosure has been added to the Glossary. (Page 51 of the SB-2/A marked copy.)

Closing Comments

8. The Closing Comments are duly noted.

Oral Comment Response

In response to the Staff’s oral comment concerning the disclosures in the “Controls and Procedures” section of the Company’s Form 10-KSB for the year ended July 31, 2004 and Form 10-QSB for the quarter ended October 31, 2004, the word “foregoing” has been deleted from the disclosure. Please see the following reports filed herewith: amendments no. 1 to the Company’s Annual Report on Form 10-KSB for the year ended July 31, 2004, its Quarterly report on Form 10-QSB for the quarter ended January 31, 2005 and its Quarterly report on Form 10-QSB for the quarter ended October 31, 2004.

Prior Comment Letter revisions to SB-2/A

By letter dated June 3, 2005, the Company responded to your comment letter dated April 8, 2005. In the response letter, the Company indicated that it would revise certain disclosure in the SB-2/A. For the benefit of the staff, please note that such revisions are located on the following pages of the marked courtesy copy of the SB-2/A. Response numbers correspond to the comment numbers in your April 8, 2005 letter.

Securities and Exchange Commission
June 27, 2005

Page - 3

2. Please see the Selling Stockholders table and “How The Shares May Be Distributed.”(Pages 42-43 and 47 of the SB-2/A marked copy.)

3. Please see “How The Shares May Be Distributed.”(Page 47 of the SB-2/A marked copy.)

Very truly yours,

s/Richard Feiner
Richard Feiner

cc:  Capital Gold Corporation